Exhibit (a)(5)(A)

FIMI Commences
Cash Tender Offer for Gilat Satellite Networks Ltd. (Nasdaq: GILT)

Tel Aviv, Israel, October 24, 2014 – FIMI Opportunity IV, L.P, FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P and FIMI Israel Opportunity Five, Limited Partnership (collectively “FIMI”), announced today that they have commenced a cash tender offer to purchase 5,166,348 ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”) (Nasdaq: GILT) for $4.95 per share. If more than the maximum number of shares offered to be purchased in the tender offer are tendered, FIMI will purchase shares on a pro rata basis.

Pursuant to an Agreement, dated as of September 17, 2014 among (i) FIMI and (ii) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (collectively, “York”), (a) FIMI undertook to make a public “special tender offer” pursuant to Israeli Law, on or prior to October 24, 2014, to acquire 5,166,348 Gilat shares at a price of $4.95 per Gilat share, and (b) York undertook to accept the offer in respect of the 5,166,348 Gilat Shares held by it in consideration for a price of $4.95 per Gilat share.

FIMI, a controlling shareholder of Gilat, currently owns 9,776,324 ordinary shares of Gilat, representing approximately 23.0% of Gilat’s outstanding shares. If FIMI purchases 5,166,348 Gilat Shares in the tender offer, FIMI will own approximately 35.1% of Gilat’s outstanding shares.

On September 16, 2014, the last trading day before FIMI announced its intention to launch the offer, the closing sale price of the Gilat shares was $4.79 on Nasdaq and NIS 17.37 ($4.77 based on an exchange rate of NIS 3.641 per United States dollar as of September 16, 2014) on the Tel Aviv Stock Exchange.

The initial period of the tender offer and withdrawal rights is scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on November 25, 2014, unless the initial period is extended by FIMI. As required by Israeli law, if the conditions to the offer are satisfied as of the completion of the initial offer period, FIMI will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) Gilat shares representing 5.0% of the outstanding shares and voting power of Gilat (currently, 2,130,095 Gilat shares) having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer being greater than the number of shares represented by notices of objection to the offer, (3) the approval of the Israeli Antitrust Authority, with respect to the potential increase of FIMI’s shareholdings in Gilat to more than 25% of Gilat’s issued and outstanding share capital, and (4) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Gilat.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Bank of Jerusalem Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Gilat. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Gilat should read the tender offer materials which are being filed today by FIMI. Shareholders of Gilat should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (212) 493-3910 or toll free (866) 406-2288. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Gilat. FIMI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About FIMI: FIMI a part of Israel’s leading private equity funds. Over the past 18 years the FIMI funds have completed 75 investments. FIMI is currently investing through its fifth fund (a US$ 820 million fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

FIMI Contact:
Address: Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel
Tel: +972-3-565-2244
E-mail: ami@fimi.co.il